MMEX Resources Corp.

3600 Dickinson

Fort Stockton, TX 79735

(855) 880-0400

November 28, 2022

REQUEST FOR QUALIFICATION

Ms. Janice Adeloye

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Re:	MMEX Resources Corp. Form 1-A/A Amendment No. 2 - Request for Qualification File No. 024-12010

Dear Ms. Adeloye:

On behalf of MME Resources Corp. (the “Company”), I hereby request qualification of the above- referenced Amendment at 4:00 p.m., Eastern Time, on Tuesday, November 29, 2022, or as soon thereafter as is practicable.

The Company’s Offering in its Form 1-A/A is under Regulation Tier 2 and therefore does not require any state blue sky approvals.

There is no compensation arrangement that requires FINRA approval.

Very Truly Yours,

/s/ Jack Hanks

Jack Hanks

CEO

MMEX Resources Corp.